Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2010

•	Revenue up by 0.4% to $411.8 million in 4Q10 from $410.1 million in 3Q10 and up by 23.6% compared to 4Q09.

•	Gross margin was 23.9% in 4Q10 compared to 24.5% in 3Q10 primarily due to an increase in other manufacturing costs.

•	Net cash flow from operations has increased to $248.6 million in 4Q10 from $125.2 million in 3Q10.

•	Income attributable to holders of ordinary shares was US$68.6 million in 4Q10, compared to income of US$30.4 million in 3Q10.

•	Diluted EPS was $0.13 per ADS.

Set out below is a copy of the full text of the press release by the Company on February 17, 2011, in relation to its results for the three months ended December 31, 2010.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – February 17, 2011. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2010.

Fourth Quarter 2010 Highlights:

•	Revenue up by 0.4% to $411.8 million in 4Q10 from $410.1 million in 3Q10 and up by 23.6% compared to 4Q09.

•	Gross margin was 23.9% in 4Q10 compared to 24.5% in 3Q10 primarily due to an increase in other manufacturing costs.

•	Net cash flow from operations has increased to $248.6 million in 4Q10 from $125.2 million in 3Q10.

•	Income attributable to holders of ordinary shares was US$68.6 million in 4Q10, compared to income of US$30.4 million in 3Q10.

•	Diluted EPS was $0.13 per ADS.

First Quarter 2011 Guidance:

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to decline between 6% to 9%.

•	Gross margin is expected to range from 18% to 20%.

•	Operating expenses excluding foreign exchange differences are expected to range $82 million to $86 million.

•	2011 capital expenditures to be around $1 billion.

Commenting on the quarterly results, Dr. David NK Wang, President and Chief Executive Officer of SMIC remarked, “2010 was a year of achievement for SMIC. First, I am pleased to report that SMIC continued to be profitable for the third consecutive quarter, and has achieved its first profitable year, at both operational and net income levels, after 5 years of loss. I would like to thank SMIC employees for their efforts, which resulted in enhanced customer relations, successful advanced technology ramp-up, and overall effective execution. Second, we recorded historical high annual revenue of more than $1.55 billion for 2010, representing a year-over-year growth of 45.2%. Fourth quarter gross margin of 24% exceeded our guidance. Thus we achieved 20% gross margin for the full year of 2010, which is the highest gross margin performance achieved since after the year of IPO. Furthermore, we received various awards in 2010, recognizing our high-level of performance and service as well as improvements; 5 of these came from our top 10 customers. We are gaining momentum in engaging with key customers on both legacy and advanced technology. All of this shows we have made significant progress compared to 12 months ago. We have confidence that our momentum will continue through 2011 and onwards.

“In summary, we achieved a profitable 2010, successful 65-nanometer ramp up thus far, improved operations and overall customer relationships. We continue to focus on sustainable profitability for the long-term. In the near term we continue to ramp up 65/55-nanometer and to bring our 45/40-nanometer into production by the end of 2011. With our planned build up, we target to outgrow the foundry industry in 2011, and we look forward, with our strategy and execution to deliver sustainable value to our shareholders. “

Conference Call / Webcast Announcement

Date: Friday, February 18, 2011
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

US	1-617-597-5342	(Pass code: SMIC)
HK	852-3002-1672	(Pass code: SMIC)

A live webcast of the 2010 fourth quarter announcement will be available at http://www.smics.com under the “Investor Relations” section, or at
URL: http://phx.corporate-ir.net/playerlink.zhtml?c=176474&s=wm&e=3685341
An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning our belief that we are on course to profitability, and statements under “First Quarter 2011 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary of Fourth Quarter 2010 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	4Q10	3Q10	QoQ	4Q09	YoY
Revenue	411,842	410,080	0.4%	333,090	23.6%
Cost of sales	313,248	309,440	1.2%	307,669	1.8%
Gross profit	98,594	100,640	-2.0%	25,421	287.8%
Operating expenses	57,260	79,952	-28.4%	622,244	-90.8%
Income (loss) from operations	41,334	20,688	99.8%	(596,823)	—
Other income (expense), net	27,445	13,358	105.5%	(29,178)	—
Income tax (expense) benefit	(388)	(3,634)	-89.3%	8,735	—
Net income (loss) after income taxes	68,391	30,412	124.9%	(617,266)	—
Gain (loss) from equity investment	304	295	3.1%	(114)	—
Net income (loss)	68,695	30,707	123.7%	(617,380)	—
Accretion of interest to noncontrolling interest	(265)	(265)	0.0%	(274)	-3.3%
Loss attributable to noncontrolling interest	140	—		—
Earnings (Loss) attributable to Semiconductor Manufacturing International Corporation	68,570	30,442	125.2%	(617,655)	—
Gross margin	23.9%	24.5%		7.6%
Operating margin	10.0%	5.0%		-179.2%
Earnings (loss) per ordinary share (basic)(1)	0.00	0.00		(0.03)
Earnings (loss) per ADS (basic)	0.13	0.06		(1.38)
Earnings (loss) per ordinary share (diluted)(1)	0.00	0.00		(0.03)
Net income (loss) per ADS (diluted)	0.13	0.06		(1.38)
Wafers shipped (in 8” wafers)(2)	517,404	516,792	0.1%	436,816	18.4%
Capacity utilization	96.8%	96.4%		91.5%

Note:

(1)	Based on weighted average ordinary shares of 26,547 million (basic) and 26,749 million (diluted) in 4Q10, 25,567 million (basic) and 25,747 million (diluted) in 3Q10 and 22,370 million (basic) and 22,370 million (diluted) in 4Q09

(2)	Including copper interconnects

•	Revenue increased to $411.8 million in 4Q10, up 0.4% QoQ from $410.1 million in 3Q10 due to a 0.1% increase in wafer shipments.

•	Cost of sales increased to $313.2 million in 4Q10, up 1.2% QoQ from $309.4 million in 3Q10 primarily due to an increase in other manufacturing costs.

•	Gross profit was $98.6 million in 4Q10, compared to a gross profit of $100.6 million in 3Q10 and gross profit of $25.4 million in 4Q09.

•	Gross margin was 23.9% in 4Q10 from 24.5% in 3Q10 primarily due to an increase in other manufacturing costs.

•	Total operating expenses decreased to $57.3 million in 4Q10 from $80.0 million in 3Q10, a decrease of 28.4% QoQ driven by recovery from bad-debt write-off.

•	R&D expenses decreased to $47.1 million in 4Q10, down 0.7% QoQ from $47.4 million in 3Q10 due to a decrease in R&D experiments.

•	G&A expenses was $(7.0) million in 4Q10, compared to an expense of $16.8 million in 3Q10 due to a $28.5 million recovery from bad-debt write-off.

•	Selling & marketing expenses increased to $8.7 million in 4Q10, up 11.5% QoQ from $7.8 million in 3Q10 primarily due to an increase in selling activities and related fees.

Analysis of Revenues

Sales Analysis
By Application	4Q10	3Q10	4Q09
Computer	2.3%	3.6%	6.2%
Communications	50.5%	45.9%	49.0%
Consumer	39.7%	42.5%	38.3%
Others	7.5%	8.0%	6.5%
By Service Type	4Q10	3Q10	4Q09

Logic(1)	93.1%	90.2%	90.2%
Memory(2)	0.0%	1.1%	3.4%
Mask Making, testing, others	6.9%	8.7%	6.4%
By Customer Type	4Q10	3Q10	4Q09

Fabless semiconductor companies	79.6%	75.3%	64.4%
Integrated device manufacturers (IDM)	16.7%	15.2%	17.4%
System companies and others	3.7%	9.5%	18.2%
By Geography	4Q10	3Q10	4Q09

North America	56.4%	52.1%	56.4%
China(3)	31.2%	32.2%	21.9%
Eurasia(4)	12.4%	15.7%	21.7%
Wafer Revenue Analysis

By Technology (logic, memory & copper interconnect only)	4Q10	3Q10	4Q09

0.065μm	8.6%	7.1%	2.5%
0.09μm	15.4%	16.2%	16.2%
0.13μm	31.9%	33.0%	39.5%
0.15μm	1.2%	2.3%	2.7%
0.18μm	26.5%	25.6%	22.9%
0.25μm	0.5%	0.5%	0.3%
0.35μm	15.9%	15.3%	15.9%

Note:
(1) Including 0.13μm copper interconnects
(2) DRAM
(3) Including Hong Kong
(4) Excluding China

Capacity*

Fab / (Wafer Size)	4Q10	3Q10
Shanghai Mega Fab (8”)	86,000	86,000
Beijing Mega Fab (12”)	52,425	50,625
Tianjin Fab (8”)	33,300	33,300
Total monthly wafer fabrication capacity	171,725	169,925

Note:

• Wafers per month at the end of the period in 8” equivalent wafers

Shipment and Utilization

8” equivalent wafers	4Q10	3Q10	4Q09
Wafer shipments including copper interconnects	517,404	516,792	436,816
Utilization rate(1)	96.8%	96.4%	91.5%

Note:
(1) Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased 0.1% QoQ to 517,404 units of 8-inch equivalent wafers in 4Q10 from 516,792 units of 8-inch equivalent wafers in 3Q10, and up 18.4% YoY from 436,816 8-inch equivalent wafers in 4Q09.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	4Q10	3Q10	QoQ	4Q09	YoY
Cost of sales	313,248	309,440	1.2%	307,669	1.8%
Depreciation	106,014	116,501	-9.0%	142,196	-25.4%
Other manufacturing costs	206,565	192,941	7.1%	162,501	27.1%
Share-based compensation	669	(2)	—	1,010	-33.8%
Gross profit	98,594	100,640	-2.0%	25,421	287.8%
Gross margin	23.9%	24.5%		7.6%

•	Cost of sales increased to $313.2 million in 4Q10, up 1.2% QoQ from $309.4 million in 3Q10 primarily due to an increase in other manufacturing costs.

•	Gross profit was $98.6 million in 4Q10, compared to a gross profit of $100.6 million in 3Q10 and gross profit of $25.4 million in 4Q09.

•	Gross margin was 23.9% in 4Q10 from 24.5% in 3Q10 primarily due to an increase in other manufacturing costs.

Operating Expense Analysis

Amounts in US$ thousands	4Q10	3Q10	QoQ	4Q09	YoY
Total operating expenses	57,260	79,952	-28.4%	622,244	-90.8%
Research and development	47,054	47,377	-0.7%	43,806	7.4%
General and administrative	(6,960)	16,754	—	151,520	—
Selling and marketing	8,662	7,771	11.5%	7,760	11.6%
Amortization of intangible assets	6,854	6,742	1.7%	7,641	-10.3%
(Gain) loss from disposal of properties	(1,654)	1,307	—	3,585	—
Impairment loss of long-lived assets	3,304	—	—	138,295	-97.6%
Litigation settlement	—	—	—	269,637	—

•	Total operating expenses decreased to $57.3 million in 4Q10 from $80.0 million in 3Q10, a decrease of 28.4% QoQ driven by recovery from bad-debt write-off.

•	R&D expenses decreased to $47.1 million in 4Q10, down 0.7% QoQ from $47.4 million in 3Q10 due to decrease in R&D experiments.

•	G&A expenses was $(7.0) million in 4Q10, compared to an expense of $16.8 million in 3Q10 due to a $28.5 million recovery from bad-debt write-off.

•	Selling & marketing expenses increased to $8.7 million in 4Q10, up 11.5% QoQ from $7.8 million in 3Q10 primarily due to an increase in selling activities and related fees.

•	Impairment loss of long-lived assets of $3.3 million in 4Q10 due to write-off of assets held for sale.

Other Income (Expenses)

Amounts in US$ thousands	4Q10	3Q10	QoQ	4Q09	YoY
Other income (expenses), net	27,445	13,358	105.5%	(29,179)	—
Interest income	1,340	1,030	30.1%	886	51.2%
Interest expense	(3,594)	(6,781)	-47.0%	(2,874)	25.1%
Change in the fair value of commitment to issue shares and warrants	-	10,793	-100.0%	(30,100)	—
Foreign currency exchange gain	9,873	1,557	534.1%	1,876	426.3%
Other, net	19,826	6,759	193.3%	1,033	1819.3%

•	Other income increased to $27.4 million in 4Q10 from $13.4 million in 3Q10 primarily due to receiving a $14 million utilities subsidy from government.

•	The Company recorded an overall foreign exchange gain of $3.1 million in 4Q10 as compared to an exchange gain of $1.4 million in 3Q10.

Depreciation and Amortization

•	Total depreciation and amortization in 4Q10 was $133.7 million compared to $148.4 million in 3Q10 due to depreciated 8-inch production equipment.

Liquidity

Amounts in US$ thousands	4Q10	3Q10
Cash and cash equivalents	515,808	472,247
Restricted cash	161,350	95,958
Accounts receivable	206,623	210,491
Inventories	213,404	225,454
Others	81,917	87,253
Total current assets	1,179,102	1,093,403
Accounts payable	515,577	407,747
Short-term borrowings	372,055	402,248
Current portion of long-term debt	333,459	215,671
Others	178,254	160,680
Total current liabilities	1,399,345	1,186,346
Cash Ratio	0.4x	0.4x
Quick Ratio	0.5x	0.5x
Current Ratio	0.8x	0.9x

Capital Structure

Amounts in US$ thousands	4Q10	3Q10
Cash and cash equivalents	515,808	472,247
Restricted cash	161,350	95,958
Current portion of promissory notes	29,374	34,547
Non-current portion of promissory notes	56,327	70,414
Short-term borrowings	372,055	402,248
Current portion of long-term debt	333,459	215,671
Long-term debt	178,596	307,459
Total debt	884,110	925,378
Equity	2,169,537	1,995,798
Total debt to equity ratio	40.8%	46.4%

Cash Flow

Amounts in US$ thousands	4Q10	3Q10
Net cash from operating activities	248,632	125,170
Net cash from investing activities	(246,458)	(164,825)
Net cash from financing activities	41,087	5,550
Effect of exchange rate changes	299	(195)
Net change in cash	43,561	(34,300)

Capex Summary

•	Capital expenditures for 4Q10 were $275.0 million.

Recent Highlights and Announcements

■	Resignation of Alternate Director (2011-02-14)
■	Notification of Board Meeting (2011-01-18)

■ SMIC Adopts Cadence DFM and Low-power Silicon Realization Technology for 65-Nanometer Reference Flow (2010-12-04)

■ Rockchip and SMIC in commercial production of 65-nm multimedia chips (2010-11-29)

■ SMIC and Brite Semiconductor Collaborate to Provide Integrated IC Design and Manufacturing Services (2010-11-15)

■ Synopsys and SMIC Team to Deliver Proven SoC Design Solution for 65-nm to 40-nm Process Nodes (2010-11-15)

■	Grant of Options (2010-11-12)
■	SMIC reports results for the three months ended September 30, 2010 (2010-11-02)
■	SMIC to invest in Wuhan Xinxin, writing a new chapter in scientific development (2010-10-29)
■	Notification of Board Meeting (2010-10-20)

■ ARM and SMIC Extend Comprehensive Product Portfolio of Free Libraries of Physical IP to 65NM and 40NM ll Process Technology (2010-10-11)

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/newsRelease.ftl for further details regarding the recent announcements.

Semiconductor Manufacturing International Corporation
CONSOLIDATED BALANCE SHEET
(In US dollars, except share data)

	As of
	December 31,2010	September 30,2010
	(Unaudited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	515,808,332	472,247,166
Restricted cash	161,350,257	95,957,555
Short-term investments	2,453,951	2,002,889
Accounts receivable, net of allowances of $49,373,296 and $77,543,500 at December 31 and September 30, 2010 respectively	206,622,841	210,491,164
Inventories	213,404,499	225,453,953
Prepaid expense and other current assets	75,824,180	73,065,420
Assets held for sale	—	8,746,412
Current portion of deferred tax assets	3,638,427	5,538,685
Total current assets	1,179,102,487	1,093,403,244

Prepaid land use rights	78,798,287	79,234,001
Plant and equipment, net	2,351,862,787	2,205,572,342
Acquired intangible assets, net	173,820,851	176,426,548
Equity investment	9,843,558	9,539,040
Other long-term assets	215,178	202,062
Deferred tax assets	109,050,066	106,957,439
TOTAL ASSETS	3,902,693,214	3,671,334,676

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	515,577,285	407,747,222
Accrued expenses and other current liabilities	146,986,675	124,199,482
Short-term borrowings	372,055,279	402,248,072
Current portion of promissory notes	29,374,461	34,546,719
Current portion of long-term debt	333,458,941	215,671,297
Income tax payable	1,892,691	1,933,010
Total current liabilities	1,399,345,332	1,186,345,802

Long-term liabilities:
Non-current portion of promissory notes	56,327,268	70,414,305
Long-term debt	178,596,008	307,459,182
Long-term payables relating to license agreements	—	2,447,919
Other long-term liabilities	58,788,806	72,191,325
Deferred tax liabilities	1,094,257	1,051,692
Total long-term liabilities	294,806,339	453,564,423

Total liabilities	1,694,151,671	1,639,910,225

Noncontrolling interest	39,004,168	35,626,849
Equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 27,334,063,747 and 25,793,035,903 shares issued and outstanding at December 31 and September 30, 2010, respectively	10,933,707	10,317,215
Additional paid-in capital	3,858,642,524	3,754,361,545
Accumulated other comprehensive loss	(1,092,291)	(1,364,352)
Accumulated deficit	(1,698,946,565)	(1,767,516,805)
Total equity	2,169,537,375	1,995,797,603

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND EQUITY	3,902,693,214	3,671,334,677

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENT OF INCOME
(In US dollars, except share data)

	For the three months ended
	December 31,2010	September 30,2010
	(Unaudited)	(Unaudited)

Sales	411,842,158	410,080,265
Cost of sales	313,248,572	309,440,112
Gross profit	98,593,585	100,640,153

Operating expenses:
Research and development	47,053,945	47,376,950
General and administrative	(6,960,536)	16,754,372
Selling and marketing	8,662,290	7,771,330
Amortization of acquired intangible assets	6,854,053	6,742,249
Impairment loss of long-lived assets	3,304,125	—
(Gain) loss from sale of equipment and other fixed assets	(1,654,045)	1,307,497
Total operating expenses, net	57,259,831	79,952,398

Income from operations	41,333,754	20,687,755
Other income (expense):
Interest income	1,340,640	1,029,621
Interest expense	(3,593,901)	(6,781,385)
Change in the fair value of commitment to issue shares and warrants	—	10,793,350
Foreign currency exchange gain (loss)	9,872,809	1,557,170
Other, net	19,825,761	6,759,639
Total other income, net	27,445,309	13,358,395

Income before income tax	68,779,063	34,046,150
Income tax expense	(388,434)	(3,663,865)
Gain from equity investment	304,518	294,780
Net income	68,695,148	30,707,065

Accretion of interest to noncontrolling interest	(264,657)	(264,658)
Loss attributable to noncontrolling interest	139,751
Income (loss) attributable to Semiconductor Manufacturing International Corporation	68,570,242	30,442,407

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic	0.00	0.00
Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic	0.13	0.06
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, diluted	0.13	0.06
Shares used in calculating basic earnings per share	26,547,114,260	25,566,696,208

Shares used in calculating diluted earnings per share	26,748,653,881	25,747,346,720

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENT OF CASH FLOWS
(In US dollars)

	For the three months ended
	December 31,2010	September 30,2010
	(Unaudited)	(Unaudited)

Operating activities
Net income	68,695,148	30,707,065
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred tax	(249,805)	2,947,304
(Gain) loss from sale of equipment and other fixed assets	(1,654,046)	1,307,497
Depreciation and amortization	124,595,630	141,501,326
Amortization of acquired intangible assets	6,854,053	6,742,249
Share-based compensation	2,214,330	194,180
Impairment loss of long-lived assets	3,304,125	—
Non-cash interest expense on promissory note and long-term payable relating to license agreements	827,165	961,088
Gain from equity investment	(304,518)	(294,780)
Change in the fair value of commitment to issue shares and warrants	—	(10,793,350)
Allowance for doubtful accounts	715,761	78,590
Other non-cash expense	300,145	411,324
Changes in operating assets and liabilities:
Accounts receivable	4,462,999	(2,017,155)
Inventories	12,049,454	(21,553,261)
Prepaid expense and other current assets	(2,341,975)	(34,421,298)
Prepaid land use rights	59,821	(82,190)
Accounts payable	(6,027,491)	11,685,232
Accrued expenses and other current liabilities	26,672,780	12,697,175
Income tax payable	(40,319)	1,839,211
Other long-term liabilities	(13,402,520)	35,238,933
Changes in restricted cash relating to operating activities	21,901,543	(51,979,109)
Net cash provided by operating activities	248,632,281	125,170,031

Investing activities:
Purchase of plant and equipment	(173,340,947)	(157,530,751)
Proceeds from government subsidy to purchase plant and equipment	2,991,333	—
Proceeds from sale of equipment	(1,243,197)	2,221,027
Proceeds received from sale of assets held for sale	1,347,296	793,973
Purchases of intangible assets	9,728,936	(1,437,828)
Purchase of short-term investments	(2,144,179)	(18,000,000)
Sale of short-term investments	1,726,550	16,007,758
Changes in restricted cash relating to investing activities	(87,294,244)	(6,879,667)
Cash assumed from consolidation of a subsidiary	1,770,603	—
Net cash used in investing activities	(246,457,850)	(164,825,487)

Financing activities:
Proceeds from short-term borrowings	155,849,042	261,120,000
Repayment of short-term borrowings	(186,041,834)	(216,259,018)
Repayment of long-term debt	(11,075,530)	(117,190,654)
Repayment of promissory notes	(20,000,000)	(20,000,000)
Proceeds from issuance of ordinary shares	102,000,000	97,122,212
Proceeds from exercise of employee stock options	355,675	757,387
Net cash provided by financing activities	41,087,352	5,549,927

Effect of exchange rate changes	299,384	(194,584)

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	43,561,167	(34,300,113)
CASH AND CASH EQUIVALENTS, beginning of period	472,247,166	506,547,279
CASH AND CASH EQUIVALENTS, end of period	515,808,333	472,247,166

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation*
Dr. David N. K. Wang
President, Chief Executive Officer
Executive Director

Shanghai, PRC
February 17, 2011